SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of March 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On March 11, 2014, DHT Holdings, Inc. (the “Company”) entered into an amendment (the “Amendment”) to its Shipbuilding Contracts for Hull Nos. 2781 and 2783 with Hyundai Heavy Industries Co., Ltd. in South Korea (“HHI”) related to the construction of two very large crude carriers (the “VLCCs”).  The scheduled delivery of these two VLCCs has been advanced by approximately ten months, and the construction facility for the two vessels has been moved from HHI’s Gunsan facility to HHI’s Ulsan facility.  The Company has agreed to compensate HHI for the amendments by increasing the contract price by $1.5 million for each of the two vessels.

Following the Amendment, the VLCC newbuilding schedule with HHI is set forth in the following table:

Hull No.	Yard	Contract Price*	Delivery
2781	HHI (Ulsan)	$98.8 million	November 2015
2783	HHI (Ulsan)	$98.8 million	January 2016
2748	HHI (Ulsan)	$92.7 million	April 2016
2749	HHI (Ulsan)	$92.7 million	July 2016
2750	HHI (Ulsan)	$92.7 million	September 2016
2782	HHI (Ulsan)	$97.3 million	October 2016

*Includes $2.3 million in additions and upgrades to the standard specification

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File No. 333-192959 and File No. 333-194296.

EXHIBIT LIST

Exhibit	Description
10.1	Amendment Agreement No. 1 to Shipbuilding Contracts for Hull No. 2781 and 2783 between Hyundai Heavy Industries Co., Ltd. and DHT Holdings, Inc., dated March 11, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: March 13, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer